Exhibit (a)(5)(A)(1)

VIVO PARTICIPAÇÕES S.A.
Publicly held company
CNPJ 02.558.074/0001-73   NIRE 35.3.0015879-2

and

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly held company
CNPJ 02.558.118/0001-65 NIRE 31.3.0002535-7

and

TELEMIG CELULAR S.A.
Publicly held company
CNPJ 02.320.739/0001-06 NIRE 31.3.0001299-9

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Participações”), Telemig Celular Participações S.A. (“Telemig Participações”) and Telemig Celular S.A. (“Telemig Celular”) inform that all conditions and formalities necessary for the acquisition of the shares of Telemig Participações and indirectly of its controlled company Telemig Celular were complied with, and that Vivo Participações has paid the purchase price in the total amount of R$1.23 billion, which includes the amount of R$70.51 million related to the acquisition of the rights to subscribe shares to be issued by Telemig Participações, assuming, as of the date hereof, the direct control of Telemig Participações.

On the same date, the extraordinary shareholders meetings of Telemig Participações and  Telemig Celular have taken place for the appointment of the members of the board of directors indicated by Vivo Participações for both companies.

In addition, on April 3, 2008, the following acts were practised:

•
Board of Directors Meeting of Telemig Participações in which Mr. Roberto Oliveira de Lima was appointed as Director President; Mr. Ernesto Gardelliano was appointed as Financial and Investor Relations Director and Mr. Marcus Roger Meirelles Martins da Costa as Human Resources Director.

•
Board of Directors Meeting of Telemig Celular in which Mr. Roberto Oliveira de Lima was appointed as Director President; Mr. Ernesto Gardelliano was appointed as Financial and Investor Relations Director and Mr. Paulo Cesar Teixeira as Operations Director.

The Notice of Material Fact announced on this date can be found in our website (Investors Relations) www.vivo.com.br/ri.

The minutes of the shareholders meetings and the minutes of the Board of Directors Meetings  of Telemig Participações and Telemig Celular are available at: www.telemigholding.com.br.

In a few days the Public Offers for the acquisition of common shares held by non controlling shareholders of Telemig Participações and Telemig (tag along) shall be filed in the Electronic System Information of CVM/Bovespa as provided in the applicable law, as well as the voluntary tender offer for the acquisition of up to 1/3 of the preferred shares in the free float, as announced in the Notice of Material Fact dated August 2, 2007 together with the acquisition of control of the companies.

São Paulo, April 3, 2008
Ernesto Gardelliano
Investor Relations Director

IMPORTANT INFORMATION FOR ADS HOLDERS:  THIS ANNOUNCEMENT RELATING TO THE TRANSACTION MENTIONING THE VOLUNTARY TENDER OFFERS IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF TELEMIG PARTICIPAÇÕES OR TELEMIG CELULAR.  ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE OR THE RELEVANT EDITAL THAT VIVO PARTICIPAÇÕES INTENDS TO LAUNCH AND, TO THE EXTENT REQUIRED, TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OR BEFORE THE RESPECTIVE LAUNCH DATES.  SHAREHOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN ANY SUCH OFFERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND THE EDITAL RELATING TO SUCH OFFERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH OFFERS.  SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS RELATING TO SUCH OFFERS THAT ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE COMMISSION’S WEBSITE AT www.sec.gov.  COPIES OF THE DOCUMENTS RELATING TO SUCH VOLUNTARY TENDER OFFERS SUCH AS THE RESPECTIVE EDITAIS AND LAUDOS WILL BE MADE AVAILABLE IN THE COMPANY`S HEAD OFFICE WHEN THE OFFERS ARE LAUNCHED AND AS PER THE ANNOUNCEMENT TO BE MADE AT THE TIME THE OFFERS ARE LAUCHED.